EXHIBIT 11

BAIRNCO CORPORATION AND SUBSIDIARIES

CALCULATION OF BASIC AND DILUTED EARNINGS PER SHARE

FOR THE QUARTERS ENDED APRIL 2, 2005 AND APRIL 3, 2004

(Unaudited)

	2005	2004
BASIC EARNINGS PER COMMON SHARE:

Net income	$ 1,002,000	$ 1,255,000
Average common shares outstanding	7,399,000	7,342,000
Basic Earnings Per Common Share	$ 0.14	$ 0.17

DILUTED EARNINGS PER COMMON SHARE:

Net income	$ 1,002,000	$ 1,255,000
Average common shares outstanding	7,399,000	7,342,000
Dilutive effect of restricted stock	72,000	39,000
Common shares issuable in respect to options issued to employees with a dilutive effect	204,000	50,000
Total diluted common shares outstanding	7,675,000	7,431,000
Diluted Earnings Per Common Share	$ 0.13	$ 0.17

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